

January 12, 2011

Via Facsimile ((312) 845-5506) and U.S. Mail

Jonathan M. Grandon, Esq.
Ropes & Gray LLP
111 South Wacker Drive, 46th Floor
Chicago, IL 60606

> **Re:**   **Eurand N.V.**
> **Schedule TO-T/A filed January 11, 2011 by Axcan Pharma Holding**
>   **B.V. and Axcan Holdings Inc.**
> **SEC File No. 005-82904**

Dear Mr. Grandon:

We have limited our review of the filings to those issues we have addressed in our comments.

Schedule TO-T/A

1. We reissue prior comment 1. File all schedules, exhibits or annexes to your exhibits with the Schedule TO. Alternatively, provide us your detailed legal analysis as to how omission of such documents is compliance with the requirements of Schedule TO and Regulation M-A.

2. File all of the exhibits to the commitment letter filed as exhibit (b)(1) to Schedule TO. We may have further comments after reviewing the complete exhibit.

Offer to Purchase

Summary Term Sheet, page S-i

3. We note your response to prior comment 7 and the revisions made in response to prior comment 13. We believe the Equity Providers are bidders in the current tender offer. We note that the TPG entities, or their affiliates, control the named bidders through their share ownership, that they are funding a substantial amount of the offer price, and that they played a role in the negotiation of the current transaction. Finally, we note that, as our Current Issues and Rulemaking Projects Outline indicated, disclosure of information pursuant to Instruction C of Schedule TO does not eliminate the requirement that all bidders sign the Schedule TO and take direct responsibility for the disclosure. Thus, please include the Equity

Providers as bidders in the Schedule TO and include all required information under the Schedule for the new bidders.

4.   We note your response to prior comment 9. While we also note your belief that the debt commitment letter leads to your conclusion that the offer is fully financed, we note that the continued inclusion of a financing condition in the offer document may call into question whether the offer is, in fact, fully financed. As a result, please revise your disclosure to state that the financing condition has been satisfied or, in the alternative, that upon waiver of the financing condition you will promptly file an amendment to your Schedule TO and extend the offer so that at least five business days remain in the offer.

Certain Information Concerning Eurand, page 17

5.   We note that the projected financial information included in this section pursuant to our prior comment 14 has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Source and Amount of Funds, page 19

6.   We reissue prior comment 12 in part. Disclose the information required by Item 1007(d)(2) of Regulation M-A.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions